Exhibit 4.2

VIPSHOP HOLDINGS LIMITED

Number	Class A Ordinary Share
- [-] -	-[-]-

Incorporated under the laws of the Cayman Islands

Share capital is US$50,000 divided into (i) 483,489,642 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and (ii) 16,510,358 Class B Ordinary Shares of a nominal or par value of US$0.0001 each

THIS IS TO CERTIFY THAT [-] is the registered holder of [-] Class A Ordinary Share in the above-named Company subject to the Second Amended and Restated Memorandum and Articles of Association thereof.

EXECUTED on behalf of the said Company on the                                                             2014 by:

DIRECTOR